Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is material presented during a press conference held by CPB Inc. on April 16, 2003.

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

[LOGO]

(Holding Company of Central Pacific Bank)

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. The key assumptions for such projections are set forth in this presentation. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/ exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/ exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/ exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www. sec. gov. The registration statement, related tender/ exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544- 0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

CPB-CBBI:  Well-Positioned for
Hawaii Market Leadership

			($ in millions)

	CPB	CBBI	Pro Forma

Net Loans	$1,272	$1,134	$2,406

Intangible Assets	–	–	135

Assets	2,028	1,674	3,731

Deposits	1,641	1,163	2,804

Shareholders’ Equity	173	151	395

Note: Data as of 12/31/02 except that pro forma assets includes merger adjustments assuming that the transaction had closed then, and pro forma intangible assets and pro forma shareholders’ equity is as of 12/31/03.  Pro forma shareholders’ equity includes merger adjustments as well as giving effect to estimated earnings and dividends for 2003.

CPB-CBBI:  Significantly Builds
Deposit Market Share in Hawaii

[GRAPHIC]

BNP Paribas (First Hawaiian):	29.7%
Bank of Hawaii:	29.4%
HEI (American Savings):	19.4%
Pro Forma:	14.0%
CPB:	8.1%
CBBI:	6.0%
Territorial Savings:	2.9%
Finance Factors:	2.2%
Hawaii National:	1.7%
Home Street:	0.4%
Orient Bancorp:	0.3%

Source:  SNL Securities.  Data as of 6/30/02.

CPB Snapshot

Earnings Per Share
[GRAPHIC]		• Assets(1)	$2.0	B

1997:	$0.70	• Deposits(1)	$1.6	B

1998:	$0.73	• Market Cap(2)	$410	M

1999:	$0.84	• ROAE(3)	20.55%

2000:	$1.07	• ROAA(3)	1.74%

2001:	$1.72	• Price(2)/2003E EPS(4)	12.2	x

2002:	$2.04	• Price(2)/Book(5)	2.38	x

(1) As of 12/31/02.

(2) As of 4/14/03.

(3) ROAE:  Return on Average Equity.  ROAA:  Return on Average Assets.  Based on 2002 performance.

(4) 2003E EPS based on FirstCall estimates.

(5) Book value as of 12/31/02.

CPB:  Consistent Earnings Growth

		($ in millions)

CPB		CBBI

[GRAPHIC]		[GRAPHIC]

1998:	$15.0	1998:	$8.4

1999:	$16.3	1999:	$0.3

2000:	$19.4	2000:	$11.2

2001:	$28.7	2001:	$6.2

2002:	$33.3	2002:	$13.5

Source:  CPB and CBBI financials.

54% Stock Premium Offer(1)
290% Dividend Increase (1)(2)

[GRAPHIC]

CBBI Stock Price as of 4/14/03:	$45.60
CPB Offer(1):	$70

CBBI shareholders receive 54%(1) premium & over 290%(1)(2) increase in cash dividends

(1)  Based on CPB stock price of $25.85 and CBBI stock price of $45.60 on 4/14/03.

(2)  Assumed reinvestment of cash proceeds in CPB stock at CPB’s share price of $25.85 on 4/14/03.